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Canada

AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Northgate Minerals Corporation

On February 18, 2008, we reported on the consolidated balance sheets of Northgate Minerals Corporation (the Company) as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended which are included in the annual report on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled Reconciliation to United States Generally Accepted Accounting Principles included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits. In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP (signed)
Chartered Accountants

Vancouver, Canada
February 18, 2008

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

To the Board of Directors of Northgate Minerals Corporation

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to a change in accounting policies such as that described in note 3 in the consolidated financial statements. Our report dated February 18, 2008 is expressed in accordance with Canadian reporting standards which do not require such a reference. In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the effectiveness of the Company’s internal control over financial reporting. Our report to the shareholders dated February 18, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the effectiveness of the Company’s internal control over financial reporting in the financial statement auditors’ report.

KPMG LLP (signed)
Chartered Accountants

Vancouver, Canada
February 18, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2007 and 2006

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

Accounting practices under Canadian and United States ("US") generally accepted accounting principles ("GAAP"), as they affect Northgate Minerals Corporation (the "Corporation"), are substantially the same with respect to measurement differences, except for the following:

A. Mineral Properties

The United States Securities and Exchange Commission ("S.E.C.") staff have indicated that their interpretation of Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets", requires mineral property costs be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. In 2007, the Corporation incurred $1,883,000 (2006 - $4,478,000) in costs associated with a property which did not meet these criteria. Accordingly, for US GAAP purposes, these costs would be recognized as exploration expenses as incurred. During the year ended December 31, 2007, the Corporation wrote down the carrying value of the Kemess North property which included $12,633,000 of costs capitalized prior to 2007 under Canadian GAAP and costs capitalized in 2007. As these costs have previously been expensed as incurred under US GAAP, the write-down under US GAAP would be decreased by $14,516,000 (including the $1,883,000 capitalized for Canadian GAAP in 2007 which would have been recognized as exploration expenses under US GAAP).

Prior to 2003, the Corporation owned 95% of the Kemess Mine and recognized minority interest for the 5% interest it did not own. For US GAAP purposes, differences between Canadian GAAP and US GAAP were allocated between the Corporation and minority interest based on their respective interests. During 2003, the Corporation purchased the 5% interest it did not already own from the minority shareholders and allocated the excess purchase price to mineral properties. As a result of differences between Canadian and US GAAP previously allocated to minority interest, a difference between Canadian GAAP and US GAAP arose on acquisition of the minority interest related to the amount allocated to mineral properties. This difference is being amortized over the life of the Kemess mine using the units of production method. In prior years, the portion of the minority interest relating to Kemess North of $406,000 was not being amortized. In 2007, Kemess North was fully written down for Canadian GAAP purposes. Accordingly, the write-down would be increased by this amount for US GAAP purposes. As at December 31, 2007, under US GAAP the unamortized balance totalled $168,000 (2006 - $641,000) and the Corporation would have recognized additional amortization of $67,000 for the year ended December 31, 2007 (2006 - $136,000).

B. Share Purchase Warrants

Under Canadian GAAP, share purchase warrants are accounted for as equity. In previous years, no differences were recognized between Canadian GAAP and US GAAP related to the accounting for share purchase warrants. However, in 2006, pursuant to an interpretation by the S.E.C. of Financial Accounting Standards Board ("FASB") Statement 133 "Accounting for Derivative Instruments and Hedging Activities", the Corporation has changed its accounting for share purchase warrants denominated in a currency that is not the functional currency of the Corporation. Such instruments are now accounted for as a liability, with the change in fair value recorded through the statement of operations. A loss (gain) would be recorded when the fair value of the share purchase warrants increases (decreases). All share purchase warrants were exercised or expired in 2006 and no warrants were issued in 2007.

Share capital and contributed surplus would increase for US GAAP purposes by $27,373,000 and $260,000, respectively, to account for the fair value of all warrants which were exercised or expired in 2006. A corresponding decrease in retained earnings of $27,633,000 would also be recognized. The change in fair value from January 1, 2006 to the date of exercise was a loss of $27,942,000 which would be recognized as an expense for US GAAP purposes.

The fair value was calculated for the Corporation’s publicly traded warrants by using the closing prices on the Toronto Stock Exchange on the applicable dates. Share purchase warrants were also assumed by the Corporation in connection with the acquisition of Young-Davidson Mines, Limited ("Young-Davidson"), a Canadian public company. The fair value of these share purchase warrants was calculated using the Black Scholes option pricing formula and the assumptions used were as follows: expected term of 0.38 years, expected volatility of 46%, expected dividend yield of 0% and a risk free rate of 3.9%.

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2007 and 2006

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

C. Stock-Based Compensation

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123. SFAS 123(R) supersedes the Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In calculating compensation to be recognized, SFAS 123(R) requires the Corporation to estimate forfeitures. Beginning in 2007, the Corporation included an estimated forfeiture rate, based on historical data, in the calculation of the fair value of options granted. This treatment is consistent with SFAS 123(R) and allowable under Canadian GAAP. Previously, for Canadian GAAP purposes, the Corporation used the fair value method to account for all stock option grants but accounted for forfeitures as they occurred as also permitted by Canadian GAAP. However, based on its historical forfeiture rates, the Corporation determined that this difference did not have a material impact on stock-based compensation expense that would be recognized for US GAAP purposes in 2006 or prior years.

D. Investments

Under Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), the Corporation’s portfolio investments and marketable securities would be classified as available-for-sale securities and carried at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings but recorded as other comprehensive income or loss under U.S. GAAP and reported in a separate component of shareholders’ equity until realized. On January 1, 2007, the Corporation adopted CICA Section 3855 – Financial Instruments, Recognition and Measurement and designated its investments as available for sale with a fair value adjustment recognized in opening accumulated other comprehensive income. Unrealized gains and losses throughout the period were recorded into accumulated other comprehensive income. Consequently, at December 31, 2007, there are no adjustments required for US GAAP presentation. Because restatement of prior periods was not permitted on adoption of these new standards, other assets and accumulated other comprehensive income as at December 31, 2006 were each increased for US GAAP purposes by $329,000 and the corresponding change in other comprehensive income of $329,000 was reflected in other comprehensive income for the year ended December 31, 2006.

E. Financing Fee

In 2000, the Corporation issued 1,500,000 warrants to Brookfield Asset Management, a former significant shareholder of the Corporation, relating to advisory services and financing provided in connection with the acquisition of the Kemess Convertible Royalty. Under US GAAP, the granting of these warrants would be considered a financing fee and the fair value of $480,000 would have been capitalized as a cost associated with the acquisition. In 2007, all costs related to this property were fully written down for Canadian GAAP purposes. Accordingly, for US GAAP purposes, the write-down charge would be increased by $480,000.

In 2006, mineral property and shareholders’ equity were each increased by $480,000 for US GAAP purposes.

F. Derivative Financial Instruments

Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instrument and Hedging Activities" and the corresponding amendments under US GAAP require that all derivative financial instruments, which do not qualify as a hedge under SFAS 133, be recognized in the consolidated financial statements and measured at fair value regardless of the purpose or intent for holding them, with changes in the fair value of derivative financial instruments recognized in earnings.

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2007 and 2006

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

Prior to January 1, 2007, the Corporation applied hedge accounting to its gold forward contracts for Canadian GAAP purposes but for US GAAP purposes elected not to apply hedge accounting. Accordingly for US GAAP purposes, deferred hedge losses would be decreased by $8,523,000 and short-term liabilities would have been increased by $32,365,000 as at December 31, 2006. Net earnings would be increased by $8,677,000 for the year ended December 31, 2006.

With the adoption of CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3865, Hedges, Section 1530, Comprehensive Income and Section 3251, Equity, on January 1, 2007, the accounting for derivative financial instruments and hedging activities are substantially harmonized with US GAAP. Upon adoption, the Corporation elected to discontinue hedge accounting for its gold forward sales contracts. Consistent with US GAAP, these contracts have been recognized in the balance sheet at January 1, 2007 at fair value with changes in fair value charged to earnings for the year ended December 31, 2007. However, for Canadian GAAP purposes, the effect of the adoption of these new standards on the discontinuance of hedge accounting resulted in a charge to accumulated other comprehensive income on the balance sheet at January 1, 2007 of $19,005,000, net of tax of $9,843,000. This amount was reclassified to net earnings during the year ended December 31, 2007 as all related forward contracts were settled. For US GAAP purposes, the $19,005,000 would have been previously charged to earnings. Accordingly, revenues for the year ended December 31, 2007 for US GAAP purposes would be increased by $28,848,000 and income tax recovery would be decreased by $9,843,000.

As a result of the write-down of the Kemess North property, the $3,517,000 decrease in mineral property costs which arose on hedge accounting differences prior to January 1, 2004 is no longer a reconciling item. The write-down recognized for US GAAP purposes would be decreased in 2007 by $3,517,000.

The aggregate effect of the above adjustments to net earnings before income taxes for US GAAP purposes for the year ended December 31, 2007 was $32,365,000 (2006 - $8,677,000).

G. Income Taxes

In 2006, FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109". This interpretation prescribes a recognition threshold and measurement criteria for the financial statement recognition of a tax position taken or expected to be taken in a tax return. The Corporation is required to determine whether it is more likely than not that a tax position will be sustained upon examination and such positions that meet this threshold will be measured at the most likely amount to be realized upon settlement.

The Corporation has reviewed its tax positions and determined that the application of FIN 48 does not result in any material adjustment for US GAAP purposes.

H. Recent Accounting Pronouncements in the United States

In 2006, FASB issued Statement 157 "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value and expands disclosures currently required by other accounting standards. Also, in 2007 FASB issued Statement 159 "The Fair Value Option for Financial Assets and Liabilities". The statement allows entities to choose to measure many financial instruments and other items at fair value. These statements are effective for fiscal years beginning on or after November 15, 2007. The Corporation does not expect these statements to have a material impact on the consolidated financial statements.

During the year, FASB issued Statement 141R "Business Combinations". The statement broadens the scope of Statement 141 to all transactions in which an entity obtains control over another entity. The statement provides further guidance on the recognition of identifiable assets and liabilities and the measurement of goodwill. The statement is effective for fiscal years beginning after December 15, 2008. The Corporation is in the process of assessing the impact of this statement on the consolidated financial statements.

Also issued in 2007 was Statement 160 "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51". The statement clarifies the definition of a noncontrolling interest, requires non-controlling interests to be presented as part of equity on the balance sheet, changes the way the consolidated income statement is presented and establishes a single method of accounting for a change in a parent’s ownership interest in a subsidiary. The statement also provides for further disclosures in the consolidated financial statements. The statement is effective for fiscal years beginning after December 15, 2008. The Corporation does not expect this statement to have a material impact on the consolidated financial statements.

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2007 and 2006

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

I. GAAP Reconciliation

The effect of the above differences between Canadian GAAP and US GAAP on the significant captions on the Corporation’s balance sheets, statements of operations and statements of cash flows is summarized as follows.

Consolidated balance sheet effect	2007	2006
Shareholders’ equity under Canadian GAAP	$486,776	$447,748
Adjustments to US GAAP for
Deferred mineral property costs (note A)	—	(12,633)
Financing fee (note E)	—	480
Derivative instruments & hedging activities (note F)	—	(32,365)
Acquisition of non-controlling interest (note A)	168	641
Tax effect of above adjustments	—	15,354
Accumulated other comprehensive income (note D)	—	329
Shareholders’ equity under US GAAP	486,944	419,554
Assets under Canadian GAAP	$634,589	$515,631
Adjustments to US GAAP for
Deferred mineral property costs (note A)	—	(12,633)
Financing fee (note E)	—	480
Derivative instruments & hedging activities (note F)	—	(12,100)
Investments (note D)	—	329
Acquisition of non-controlling interest (note A)	168	641
Future income tax asset (short term)	—	9,844
Assets under US GAAP	$634,757	$502,192
Liabilities under Canadian GAAP	$147,813	67,883
Adjustments to US GAAP for
Derivative instruments & hedging activities (note F)	—	20,265
Share purchase warrants (note B)	—	—
Future income tax liability	—	(5,510)
Liabilities under US GAAP	$147,813	$82,638

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2007 and 2006

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

Consolidated statements of operation effect	2007	2006
Earnings for the year under Canadian GAAP	$39,425	$106,742
Adjustments to US GAAP for
Deferred mineral property costs (note A)	12,633	(4,478)
Financing Fee (note E)	(480)	—
Share purchase warrants (note B)	—	(27,942)
Derivative instruments & hedging activities (note F)	32,365	8,677
Non-controlling interest (note A)	(473)	(136)
Income tax effect of above adjustments	(15,354)	15,354
Income for the year under US GAAP	$68,116	$98,217
Other comprehensive income:
Unrealized gain (loss) on marketable securities	(315)	329
Reclassification of net realized gains on available for sale securities to net income	(3,296)	—
Comprehensive income under US GAAP	$64,505	$98,546
Basic and diluted earnings per share under US GAAP
Basic	$0.27	$0.46
Diluted	$0.27	$0.44
Weighted average shares outstanding
Basic	254,166,789	215,609,932
Diluted	255,257,756	222,892,929

Consolidated statements of cash flow effect	2007	2006
Cash provided by operations under Canadian GAAP	$125,285	$146,612
Adjustments to US GAAP for deferred mineral property costs (note A)	(1,883)	(4,478)
Cash provided by operations under US GAAP	$123,402	$142,134
Cash used in investments under Canadian GAAP	$(164,854)	$(17,044)
Adjustments to US GAAP for deferred mineral property costs (note A)	1,883	4,478
Cash used in investments under US GAAP	$(162,971)	$(12,566)
Cash provided by financing under Canadian and US GAAP	$43,415	$81,992